UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated June 7, 2012

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___            Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______                        No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 168347), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release dated 7 June 2012 entitled ‘TELEFÓNICA UK AND VODAFONE UK TO STRENGTHEN THEIR NETWORK COLLABORATION’

7 June 2012

TELEFÓNICA UK AND VODAFONE UK TO STRENGTHEN THEIR NETWORK COLLABORATION

•       Companies to pool basic network infrastructure to create one national grid of 18,500 sites

•       Both companies will be running independent spectrum and competing services

•       Both companies pledge to close the digital divide between rural and urban areas targeting 98% indoor population coverage across 2G and 3G by 2015

•       Agreement will lay the foundations for two competing 4G networks to deliver the capability for a nationwide 4G service faster than could be achieved independently

Telefónica UK and Vodafone UK today announce their intention to strengthen their existing network partnership, by pooling the basic parts of their network infrastructure to create one national grid running each operator’s independent spectrum.

The plan will deliver real benefits for today’s mobile phone users by creating two competing networks that will be able to offer indoor 2G and 3G coverage targeting 98% of the UK population by 2015, delivering mobile coverage and mobile internet services to the vast majority of UK households.

It will also ensure that the capability for the next generation of 4G mobile services is rolled out as widely and rapidly as possible*, helping to close the digital divide between rural and urban areas. The partnership will lay the foundations for two competing 4G networks to deliver a nationwide 4G service faster than could be achieved independently and up to two years before the anticipated regulatory requirement of 98% population coverage by 2017**.

Ronan Dunne, CEO Telefónica UK said: “Exceptional customer demand for the mobile internet has challenged the mobile industry to consider innovative solutions to building a nationwide network that will be fit for our customers in the future and support the products and services that will truly make Britain digital.  This partnership is about working smarter as an industry, so that we can focus on what really matters to our customers – delivering a superfast network up to two years faster than Ofcom envisages and to as many people as possible. One physical grid, running independent networks, will mean greater efficiency, fewer site builds, broader coverage and, crucially, investment in innovation and better competition for the customer.”

Guy Laurence, CEO Vodafone UK said: “This partnership will close the digital divide for millions of people across the country and power the next phase of the smartphone revolution. It will create two stronger players who will compete with each other and with other operators to bring the benefits of mobile internet services to consumers and businesses across the country. We have learned a lot from our existing network collaboration but now it is time for it to evolve. This partnership will improve the service that customers receive today and give Britain the 4G networks that it will need tomorrow.”

One grid, two networks

Telefónica UK and Vodafone UK propose jointly to operate and manage a single network grid in the UK that will run two competing nationwide mobile internet and voice networks. Both companies will retain complete control over their wireless spectrum, intelligent core networks and customer data. They will continue to actively compete with each other in all products and services, enabled through the ‘intelligent’ parts of their networks.

A new 50/50 joint venture company will be created through the consolidation of both Telefónica UK and Vodafone UK’s existing basic network infrastructure***, including towers and masts, which will be transferred to the joint venture or decommissioned over time. Under the proposals, both companies will have access to a single grid of 18,500 masts representing an increase in sites of more than 40% for each operator. The joint venture will also be responsible for the building of new sites needed to extend coverage into rural and remote areas.

There will be opportunities for the decommissioning of duplicate sites and, as a result, the two companies expect there will be a more than 10% overall reduction in the total number of sites, in the UK, used by the two operators.

Each operator will over time take the responsibility for design, management and maintenance of the radio equipment as well as local transmission (that connects to each operator’s intelligent backbone network) in one half of the country. Telefónica UK will manage and maintain these elements in the East (including Northern Ireland and most of Scotland) and Vodafone UK in the West (including Wales).

Just as under Cornerstone, the two companies’ existing network partnership, all shared sites will continue to carry Telefónica UK’s traffic on Telefónica’s spectrum and Vodafone UK’s traffic on Vodafone’s spectrum.

Both operators will continue to remain responsible for their own existing spectrum holdings and for fulfilling their own spectrum needs in the future. The launch of 4G services is subject to the outcome of the forthcoming Ofcom auction of new spectrum and both companies will act wholly independently in that auction.

Telefónica UK and Vodafone UK are currently engaged in discussions with Ofcom and intend to establish the joint venture and network sharing arrangement later this year, following the satisfactory conclusion of those discussions.

Notes

*Subject to the outcome of Ofcom’s auction of the wireless spectrum required for 4G services.

** Ofcom’s “Second consultation on assessment of future mobile competition and proposals for the award of 800 MHz and 2.6 GHz spectrum and related issues” (January 2012) includes proposals for one of the 4G licences at 800MHz to have an indoor coverage obligation of 98% of the population (at a speed of at least 2Mbps) by 2017. Subject to the outcome of the forthcoming spectrum auction, the two operators intend to offer indoor 4G coverage targeting 98% of the UK population at speeds of at least 2Mbps by 2015. The actual speed received by customers is likely to be many times faster.

*** As at 30 April 2012, the gross asset value of Vodafone UK’s existing basic network infrastructure was £438m.

- ends -

For more information please contact:

Telefónica UK

Press Office

+44 (0)1753 565656

Vodafone UK

Media Relations

+44 (0)1635 666777

Forward-looking statements

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to Vodafone’s expectations and future performance resulting from the proposed joint venture. In particular, such forward-looking statements include: statements in relation to anticipated 2G, 3G and 4G coverage and basic network infrastructure coverage, including the creation of one national grid of 18,500 sites; statements in relation to anticipated nationwide 4G service and speeds; statements in relation to expected network infrastructure efficiencies, including the contemplated 10% overall reduction in the total number of sites in the United Kingdom; and statements in relation to expected network management roles and spectrum holdings.  Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” on pages 168 and 169 of Vodafone’s 2012 Annual Report. All subsequent written or oral forward-looking statements attributable to Vodafone or any persons acting on its behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: 7 June, 2012	By: /s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary